

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

A billion-dollar investment strategy with minimums as low as $10 — you can become part of the next big real estate boom today.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.